SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated July 26, 2006, of Result of AGM

                      Scottish Power plc ("ScottishPower")

                       Results of Annual General Meeting

ScottishPower announces that, at the Annual General Meeting of shareholders held on Wednesday 26 July 2006, the following resolutions were duly passed and the result of the poll on each of the resolutions is shown below.

                      Votes For      %       Votes Against     %      Total Votes Cast     Votes
                                 Votes For                   Votes                       Withheld
                                                            Against
Ordinary
Resolutions

1 To receive the    799,820,437   99.76        1,907,701     0.24       801,728,138      35,544,359
Annual Report and
Accounts for the
year ended 31 March
2006

2 To approve the    645,920,413   92.68        50,994,021    7.32       696,914,434      140,358,063
Remuneration Report

3 To elect Philip   806,600,638   99.53        3,772,876     0.47       810,373,514      26,898,983
Bowman as a
director

4 To re-elect       819,949,735   99.56        3,618,495     0.44       823,568,230      13,704,267
Charles Miller
Smith as a director

5 To re-elect Nick  799,468,411   99.25        6,019,849     0.75       805,488,260      31,784,237
Rose as a director

6 To appoint        818,614,079   99.34        5,445,787     0.66       824,059,866      13,212,631
Deloitte & Touche
LLP as auditors of
the Company

7 To authorise the  818,478,061   99.40        4,933,544     0.60       823,411,605      13,860,892
directors to set
the remuneration of
the auditors

8 To approve the    744,876,971   91.73        67,127,625    8.27       812,004,596      25,267,901
Long Term Incentive
Plan 2006

9 Authority to make 799,890,034   97.55        20,120,061    2.45       820,010,095      17,262,402
donations to EU
political
organisations not
exceeding £80,000
in total; and to
incur EU political
expenditure not
exceeding £20,000
in total

10 Authority to     802,058,419   97.59        19,773,533    2.41       821,831,952      15,440,545
permit the
directors to allot
shares pursuant to
section 80 of the
Companies Act 1985

Special Resolutions

11 Power to allot   814,113,640   99.16        6,830,881     0.84       820,944,521      16,327,976
equity securities
for cash
(disapplication of
pre-emption rights)

12 Authority for    819,429,457   99.57        3,528,058     0.43       822,957,515      14,314,982
the Company to
purchase its own
shares

Note: A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" and "against" a resolution.

ScottishPower's interim results for the half year ending 30 September 2006 will be announced on 14 November 2006.

For further information:

Colin McSeveny        Director Media Relations                0141 566 4515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: July 26, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary